Pipeline Data Inc.

1515 Hancock Street, Suite 301, Hancock Plaza

Massachusetts 02169

February 14, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Elaine Wolf

Re:	Request for Withdrawal of Pipeline Data Inc.

Registration Statement on Form SB-2

File No. 333-129612

Filed on November 10, 2005

Dear Ms. Wolf:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby request, on behalf of our company Pipeline Data Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form SB-2 initially filed with the Commission on November 10, 2005 (File No. 333-129612) (the “Registration Statement”), effective upon the date of filing of this letter with the Commission.

Should you have any questions or comments, please do not hesitate to call our attorney, Sheila Corvino, 802-867-0112.

Very truly yours,

/s/ MacAllister Smith

MacAllister Smith